Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the second quarter ended

June 30, 2026 and 2025

MANAGEMENT’S DISCUSSION AND ANALYSIS

GENERAL

The following Management Discussion and Analysis of financial condition and results of operations (“MD&A”) of NuRAN Wireless Inc. (“we”, “us”, “our”, the “Company” or “NuRAN”) for the quarter ended June 30 2026 has been prepared by management and should be read in conjunction with the accompanying condensed interim consolidated financial statements for the three and six months ended June 30, 2026 and 2025 and the audited annual consolidated financial statements and the related notes thereto for the years ended December 31, 2025 and 2024. The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). References to notes are with reference to the consolidated financial statements. Unless otherwise noted, all currency amounts are in Canadian dollars. These documents, as well as additional information on the Company, are filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) and are available online at www.sedarplus.ca.

Unless otherwise stated, this MD&A is prepared as of August 28, 2026.

DISCLAIMER FOR FOWARD LOOKING STATEMENTS

This amended MD&A contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer (as defined herein) or NuRAN (as defined herein) to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include expectations regarding NuRAN’s ability to raise capital, the intention to expand the business and operations of NuRAN and use of working capital and proceeds of capital raises. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such forward-looking statements are subject to a number of risks as outlined below under “Risks and Uncertainties” and include risks such as the uncertainties regarding the continuing impact of COVID-19, and measures to prevent its spread, risks relating to NuRAN’s business and the economy generally; NuRAN’s ability to continue to develop its new NaaS model; the capacity of the Company to deliver its technical solution and to import inventory to Africa at a reasonable cost; NuRAN’s ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers; the potential loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN’s ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company’s industry; NuRAN’s ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for its operations; access to the credit and capital markets; changes in applicable telecommunications laws or regulations or changes in license and regulatory fees; downturns in customers’ business cycles; insurance prices and insurance coverage availability; the Company’s ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company’s expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company’s non-Canadian based operations. These forward-looking statements should not be relied upon as representing NuRAN’s views as of any date subsequent to the date of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Although NuRAN has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking statements. The factors identified above are not intended to represent a complete list of the factors that could affect NuRAN. Such statements made by the Company are based on current expectations, factors and assumptions and reflect our expectations as at June 30, 2026. Except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For a description of material factors that could cause the Company’s actual results to differ materially from the forward-looking statements in this MD&A, please see “Risks and Uncertainties” below.

CORPORATE STRUCTURE

NuRAN was incorporated under the Business Corporations Act (British Columbia) on September 23rd, 2014. The Company was initially a wholly owned subsidiary of Bravura Ventures Corp. (“Bravura”). On October 14th, 2014, the Company entered into an arrangement agreement with Bravura and 1014379 B.C. Ltd., pursuant to which the shareholders of Bravura exchanged certain common shares of Bravura for common shares of NuRAN by way of a plan of arrangement (the “Arrangement”) and NuRAN became a reporting issuer in the provinces of British Columbia and Alberta.

Following completion of the Arrangement, NuRAN entered into an amalgamation agreement dated March 11, 2015 with Nutaq Innovation Inc. (“Nutaq”) and 9215174 Canada Inc. (“Newco”), a wholly owned subsidiary of NuRAN formed for the purpose of the amalgamation, pursuant to which Nutaq amalgamated with Newco and NuRAN acquired all of the issued and outstanding shares of the amalgamated company in consideration of 32,999,994 common shares of NuRAN based on a ratio of 2.749 NuRAN common shares for each share of Nutaq issued and outstanding on the closing date. Nutaq and Newco completed the amalgamation on June 2nd, 2015, and the amalgamated company was named “Nutaq Innovation Inc.”. Following the closing of the transaction, NuRAN had 40,471,869 common shares issued and outstanding and former shareholders of Nutaq acquired 81.5% of the issued and outstanding common shares of NuRAN. Following the closing of the Amalgamation, Nutaq Innovation Inc. was a wholly owned subsidiary of NuRAN and NuRAN operated the business of Nutaq.

Nutaq was incorporated under the laws of Canada on May 30, 2005, under the name “Lyrtech RD Inc.”. Nutaq changed its name to “Nutaq Innovation Inc.” on August 31, 2012; its registered and head office is located at 2150 Cyrille-Duquet Street, Suite 100, Quebec, Quebec G1N 2G3. On August 28, 2020, the Board of Directors of Nutaq voted to cease operations and on that date all its board members, except Mr. Francis Letourneau, resigned their respective positions. On August 31, 2020, Nutaq announced the decision and filed an insolvency proceeding and on September 1, 2020, the Company approved the appointment of Lemieux Nolet as trustee for Nutaq’s bankruptcy proceedings. At the same time the trading of the Company’s stock was halted.

On September 22, 2020, the trustee and Nutaq’s first ranking secured creditors reached an agreement pursuant to which all the assets of Nutaq, including all inventory, equipment and R&D equipment, trademarks, patents, accounts receivables, bank account and SR&ED credits would be sold. On October 27, 2020, the parent company re-acquired Nutaq Assets for $100,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of the insolvency proceedings, the Company eliminated/extinguished the obligation to repay certain creditors and recorded a $1.5M gain on the extinguishment of liabilities. Also, the Company assumed all obligations of Nutaq. Subsequently the management of NuRAN made the decision to unwind the bankruptcy of Nutaq to recover the significant losses accumulated, now estimated at over $24M, which can be used to offset future profits of the Company. The process began in 2021 and the final step was completed when NuRAN’s proposal to creditors was accepted by the bankruptcy court on March 17, 2022. A final payment of settlement was made and on March 25, 2022, Nutaq received a Certificate of Full Performance of Proposal issued by the Licensed Insolvency Trustee signifying that Nutaq is released from the debt included in the proposal.

In 2021, NuRAN incorporated two wholly owned subsidiaries, NuRAN Wireless Cameroon Ltd. and NuRAN Wireless DRC SARLU, to own and manage the networks that the Company is developing in those countries. In April 2022 the Company incorporated NuRAN Wireless (Africa) Holding based in Mauritius, a regional holding company that will hold all its African investments. During 2022 the shares in both subsidiaries were transferred to the holding company and in future this entity will be used to raise debt and equity to fund further growth. During 2023 NuRAN incorporated two other wholly owned subsidiaries of NuRAN Wireless (Africa) Holding; NuRAN Wireless Cote d’Ivoire SARLU and NuRAN Wireless Madagascar SARLU to own and manage networks in those countries. In September 2024, NuRAN Wireless DRC changed its status to SA, Societe Anonyme, and increased its capital to comply with local licensing requirements and in November 2024 NuRAN incorporated NuRAN Wireless Benin SARLU to own and manage a network in that country. The results therefore include the consolidated results of these African subsidiaries. In December 2025, NuRAN restored seven sites in Ghana but has not yet incorporated an entity in this country.

DESCRIPTION OF BUSINESS

NuRAN is a leading supplier of mobile and broadband wireless infrastructure solutions. Its innovative radio access network (RAN), core network, and backhaul products dramatically reduce the total cost of ownership, giving mobile network operators (MNOs) the ability to profitably serve remote, low income and low population density locations, an unfeasible proposition with existing systems.

NuRAN’s current business focus is to grow the market penetration of its Network as a Service (NaaS) offering, a communications solution whose backbone is its Wireless Infrastructure Systems (WIS).

NuRAN’s WIS are mobile wireless infrastructure equipment (e.g. base station radios) that use proprietary breakthrough small cell solutions to offer better coverage, the lowest installed cost, the most efficient power consumption combined with leading technology for satellite bandwidth reduction usage currently available in the global marketplace. This technology was subject to rigorous testing by leading MNOs proving its carrier-grade status and leading to broad acceptance for NaaS solutions in the years since.

Our design provides two key competitive advantages:

●	Low total cost of ownership, a key feature for developing countries and rural/low population density areas, and

●	Small footprint, easy to deploy private networks, customizable for large scale deployments such as rural mobile networks and specific markets such as defense, utilities, industrial and machine-to-machine (“M2M”).

MANAGEMENT’S DISCUSSION AND ANALYSIS

NuRAN’s NaaS model leverages the capabilities of its WIS as well as its extensive expertise in building cost-effective cellular infrastructure. The model provides not only network equipment, but NuRAN also finances, builds, manages and maintains the cellular sites in a very effective manner. Revenue to NuRAN comes in the form of either a revenue share with guaranteed minimum or threshold or fixed monthly payments depending usually on the type of site being deployed. As demonstrated by the number of contracts signed, the NaaS model has received significant interest from MNOs as a carrier-grade mobile network infrastructure solution that allows MNOs to continue focusing their capital expenditure on building capacity in denser urban and semi-urban areas while developing new technologies such as 4G and 5G. Another reason for this growing interest in the NaaS model is that it allows MNOs to reach previously uneconomic markets, thus meeting government license obligations to cover the vast majority of the population which is only possible by serving remote communities. The investment in the NaaS model is customer friendly but it also provides NuRAN with long-term recurring revenues over contract periods which range from 5 to 10 years in length, and in many cases are of indefinite length because they incorporate continued asset ownership by NuRAN.

NuRAN’s wireless infrastructure solutions are also capable of supporting mobile payment transactions, a tremendous social and economic benefit for those in the developing world where 95% of all transactions are cash and 60% of adults don’t currently have a bank account, as well a significant potential market for MNOs. This is one of the key applications that MNOs are interested in rolling out when they deploy NaaS in rural areas where bank accounts are less prevalent.

By deploying communication infrastructure in uncovered areas, NuRAN also makes a very significant contribution to the socio-economic conditions of the areas it serves and meets a significant number of the seventeen sustainable development goals set by the United Nations. This includes improving the local economies and enabling access to e-learning, e-health and other social services not currently available to the local population.

GENERAL OBJECTIVES

NuRAN’s mission is to create a new possibility for over a billion people to communicate effectively over long distances. Our commitment combined with our ethical and ambitious values drive the company in its mission to connect the world.

Now more than ever, especially on the back of the COVID-19 pandemic and the need for remote connectivity, people need to be connected to the vast network that provides a window to the outside world and a connection with those around them. At NuRAN Wireless, we offer people a universal possibility: connect to a global network and communicate over long distances efficiently and affordably in addition to contributing to the local economy. Our innovative, compact, and specialised solutions for rural regions allow users to stay connected with the world and keep in touch with family, friends, colleagues, and acquaintances.

NuRAN’s specialized telecommunications solutions satisfy the growing demand for wireless network coverage in remote and rural areas across the world. The fact that NuRAN’s solutions make it economically viable for MNOs to service small and isolated communities that have been previously ignored means NuRAN’s solutions have become a truly disruptive technology. With its affordable solutions supporting 2G, 3G, 4G technologies and its innovative NaaS business model, NuRAN has the capability to build, optimize and manage rural connectivity expansion at an unprecedented rate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERALL PERFORMANCE AND OUTLOOK

Performance

During the six-month period ended June 30, 2026, the Company maintained its focus to implement its NaaS strategy, aiming to be the preferred supplier to Mobile Network Operators (MNOs) globally by connecting remote and rural regions that have previously lacked access to the economic and social benefits of connectivity. The majority of sites currently in operation—particularly in Cameroon—have demonstrated rapid adoption and average traffic levels that meet the Company’s per-site business objectives. The Company now serves two Mobile Network Operators in Cameroon, with a focus on expanding coverage, leveraging the nation’s economic growth, and diversifying risk management strategies. As of the date of this MD&A, the Company has completed delivery of the initial 122-site phase with Orange and made significant progress on site deployment for MTN. While MTN sites are gradually ramping up, Orange site traffic continues to perform as projected. NuRAN has commenced operations in Ghana with Telecel and in Ivory Coast with MTN, representing a significant step forward in diversifying risk. Additionally, the Company has introduced 3G and 4G technologies to address market needs in Cameroon, Ghana, and Ivory Coast. In order to support those technologies, the Company is also testing new technologies like UHF, microwave and soon LEO satellite for the backhaul transmission. This will allow us to support higher bandwidth capacity to provide a better user experience.

Supported by the additional drawdowns of the Cygnum loan facility and CA$ 5.8M private placement closed in December 2025, the Company continued to deliver sites, focusing on MTN in Cameroon. In addition, the operations team is constantly working on improving network performance to insure that key performance indicators are met and exceeded.

Management’s strategic decision to shift NuRAN’s focus toward the NaaS market was made with a full understanding of the substantial initial investments required in marketing, branding, sales, field testing, and preparations for increased production capacity, as well as the necessary working capital and capital expenditures to fund the deployment and installation of remote networks. While the pace of investment recovery has been slower than anticipated, recurring, sustainable, and more predictable revenues are now materializing.

NuRAN’s continued commitment to research and development, engineering, and manufacturing has been recognized by leading industry organizations and stakeholders, with its Wireless Infrastructure Solutions. In recent years, the Company has clearly demonstrated that technology ownership is central to its success. Enhancements to its solutions have resulted in notable gains in network capacity, contributing significantly to increased revenues. This is an ongoing effort and will continue to translate into better site performance, increased revenues and widen opportunities for NuRAN.

To further support the expansion of the NaaS model, management has remained focused on raising additional capital to underpin deployment plans and on continuous improvement of operating sites.

As of the six-month period ended June 30, 2026, the Company has secured nine NaaS contracts with MTN and Orange across eight countries, encompassing a total of 5,092 sites and signed a contract for the deployment of rural sites in West Africa under a turnkey delivery model where payments are made based on milestones of delivery and not a NaaS revenue share. NuRAN is currently operating in Cameroon, the Democratic Republic of the Congo, Ivory Coast and Benin and has finalized the incorporation of its operating subsidiary in Madagascar. The deployment of the existing backlog and anticipated pipeline will necessitate ongoing capital-raising initiatives to support operations in all markets. Further details on these efforts are provided later in this document.

As of the date of filing the financial statements for the three and six months ended June 30, 2026, NuRAN’s NaaS business is now generating revenue with 4 Mobile Network Operators in 3 different countries. Each site is contracted for periods ranging from 5 to 10 years, depending on specific agreements, indicating that NuRAN is still in the early stages of realising its full market potential. The Company is growing its recurring revenue through ongoing site deployments. While issues in Namibia, South Sudan, and Sudan totalling 900 sites, remain unresolved, the Company will concentrate on expanding in other contracted markets.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company continues to achieve recurring revenue growth per site and has seen a stabilization of the Cost of Goods Sold (COGS) on a per site basis as fixed costs are spread over a larger number of sites, aiming for sustained positive return on site investments for the organization overall. COGS includes expenditures such as site leases, repair and maintenance, insurance, and satellite managed services. The reliability and efficiency of NuRAN’s technical solutions have contributed to decreased costs related to preventive and corrective maintenance, as well as optimized satellite bandwidth usage, all contributing to improved gross margins and cash contribution from active NaaS sites.

Operational and Business Highlights:

During the six-month period ended June 30, 2026, NuRAN drew down the final US$ 450,000 under the US$ 5 million Cygnum Capital loan facility and in May 2026 extended the maturity of the facility by one year to April 24, 2027. Management continues to discuss an extension and increase of that facility by US$ 2 million to be used in Ivory Coast and Benin and is progressing on other financing options with a current focus on financing alternatives that it believes are efficient, reliable, and well aligned with its project objectives. At the date of this MD&A, the Company signed a mandate letter for a proposed senior debt financing of up to US$ 12 million with the Afrigreen Debt Impact Fund. Structured as a multi-country, multi-currency, multi-tranche facility through NuRAN Wireless (Africa) Holding, this financing is designed to fund the deployment of mobile and broadband infrastructure across multiple African nations. The long-term Loan Facility along with other commitments received by the Company marks a step forward in NuRAN’s plans to expand telecommunications infrastructure in Africa. The facility is expected to support NuRAN’s network infrastructure rollouts in Cameroon, the DRC, Ivory Coast and Benin.

Lenders with whom the Company is currently negotiating debt financings require that the Company demonstrate that it has sufficient equity to fund costs not covered by the debt instruments including the Company’s RAN production facility in Canada and Research and Development efforts. Management continues its discussions with several potential investors and is also actively pursuing a fund-raising on the public markets.

The most important issue mentioned by prospective investors was the level and terms of short-term borrowing at the NuRAN Canada level. Management has addressed this by executing the Restructuring Transaction approved at its Annual General and Special Meeting (AGSM) held in October 2025. The Company converted or extinguished more than the expected $25,000,000 of liabilities (including accrued interest) into equity. The conversion of the short-term loan facility provided by Advance Factoring Inc. (the “Factor”) was done through the acquisition of this lender. NuRAN also raised more than the expected $5,000,000 of equity. In addition, the Company attracted additional debt holders, service providers, and potential investors to participate in the Restructuring Transaction. The Restructuring Transaction, accompanied by a 300:1 consolidation of the Company’s issued and outstanding common shares, permitted the Company to satisfy all conditions and necessary regulatory approvals to list the Common Shares on the NASDAQ, New York Stock Exchange (“NYSE”), or such other U.S. national securities exchange. As such, the Company’s shares started trading on NASDAQ om August 17, 2026 under the ticker symbol “NUR”. This listing will provide access to larger capital markets, enhance visibility and credibility, improve liquidity for shareholders and ultimately support future financings. By reducing interest bearing debt, the Restructuring Transaction also freed approximately $3.3 million per year in cash flow from reduced interest expense, strengthening the Company’s capital structure, and improving the Company’s ability to meet ongoing obligations and continue as a going concern.

MANAGEMENT’S DISCUSSION AND ANALYSIS

On December 22, 2025, the Company completed the acquisition of the Factor, whose principal assets consisted of factored receivables representing claims against the Company. In connection with the acquisition of the Factor, the Company issued common shares representing 55.78% of the Company’s outstanding voting securities, and as a result the vendors of the assets are able to materially affect the control of the Company. Accordingly, the transaction constitutes a “restructuring transaction” within the meaning of paragraph (c)(i) of the definition of that term in s.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”).

The Restructuring Transaction combined with a $5.8M million private placement moved the Company from a state of technical insolvency toward viability and sustainability. The focus remains on building sufficient NaaS sites to cover group operating expenses which could potentially change the Company’s borrowing ability so that it is no longer forced to accept funding on onerous terms by attracting less expensive funding from lenders more aligned with its long-term strategy, capabilities and risk profile.

With funding from the Cygnum Capital facility and cash generated by the Cameroon operation, site rollout is advancing in Cameroon and the DRC. NuRAN’s operations team has enhanced the site selection and acquisition process and further optimized network efficiency and capacity, resulting in notable increases in traffic and revenue across existing sites. Concurrently, management has secured improved terms and pricing with key suppliers, achieving, for instance, an important reduction in monthly satellite managed service fees, which has increased gross margin. The Company has also obtained agreements for Custom Duty exoneration in Cameroon and the DRC, leading to substantial reductions in capital expenditures and enabling improved ROI and payback periods. Consequently, these measures are expected to facilitate the construction of additional sites using the raised capital.

As at the date of this MD&A, NuRAN has 5,092 NaaS sites under contract with Orange in Cameroon, DRC, and Madagascar and with MTN in Cameroon, Namibia, Ivory Coast and Benin. NuRAN also has contracts for South Sudan and Sudan that will be worked on when the political situation in those countries is stabilized. Following the announcement on July 21, 2022 of NuRAN’s entry into a Group Framework Agreement (“GFA”) with MTN Group (JSE: MTN) for up to 19,000 network sites in over 15 countries in the Middle East and Africa, the Company has been successful in engaging with a number of MTN operating companies. Management expects to bring additional contracts with MTN as well as other MNOs which will move the Company closer to meeting its objective of 10,000 sites under contract, especially as more traction is gained with cashflow generated in existing operations.

The Company maintains its plan to develop and fund its 10,000 sites network objective in several phases and while discussions are at various stages, management reports high interest from several investors and lenders in participating in the next stages of financing. The Company plans to reinvest a significant portion of the cash generated by its operations in Africa in site deployment reducing the external capital required.

To achieve the 10,000-site goal, the business development strategy will focus on creating an economic hub around high-performing countries to leverage currency efficiency and cash movement within the hub, facilitating infrastructure consolidation and reducing external CAPEX investment. Management aims to optimize financial efficiency based on market demand. For instance, Ivory Coast borders five countries and uses the West Africa CFA currency shared with seven countries, enabling cash generation to be more easily invested in other countries.

This strategy involves forming what is termed as a “regional economic pole” (Pole), where high-performing countries act as central nodes that support surrounding nations economically. By consolidating infrastructure and investments within these Poles, NuRAN can ensure efficient use of resources and funds. The West Africa CFA currency allows seamless financial transactions across the region, minimizing currency exchange exposure and enhancing liquidity and cash flow.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Similarly, Cameroon, which borders six countries, can serve as another Pole. With its stable economy and strategic location, revenue generated in Cameroon can be reinvested into neighboring countries, thereby accelerating the deployment of 10,000 sites. This approach not only maximizes financial efficiency but also promotes regional economic growth and connectivity.

Without deviating from its focus of delivering its backlog to reach profitability and to enable additional financing, management will follow a strategic approach by prioritizing the completion of existing projects and ensuring that operational targets are met, the company aims to build a robust financial foundation. This involves meticulous planning and execution of site rollouts, optimizing resource allocation, and continuously improving network infrastructure. This nuanced approach is designed to enhance cash flow, attract further investments, and solidify NuRAN’s position in the telecommunications market. This comprehensive strategy encapsulates the goal of achieving the 10,000-sites milestone while ensuring sustainable growth and regional economic synergy.

The business development and sales strategies revolve around leveraging the established Poles to sign contracts with surrounding countries. By capitalizing on the infrastructure and resources within these, management aims to extend its reach and secure new contracts. Ivory Coast and Cameroon, as central Poles, will serve as the foundation for this expansion. The strategy involves forming partnerships with mobile network operators in neighboring countries, using the success and stability of the Poles as a selling point. This approach will not only maximize the efficiency of resource utilization but also foster regional economic growth and connectivity. Through strategic negotiations and targeted marketing efforts, NuRAN intends to achieve its objective of 10,000 sites under contract by tapping into the potential of both existing and new Poles across Africa.

Related Party Agreements

NuRAN’s execution strategy aims to leverage the skills and capabilities built up at the Canadian parent and utilizing these across the operating subsidiaries. By building knowledge, it can follow best practice across all subsidiaries achieving economies and at the same time further efficiency.

NuRAN Canada provides equipment to subsidiaries as well as services and invoices these by way of related party agreements.

The invoicing method is stipulated in agreements signed in April 2021 (Cameroon) and June 2021 (DRC) that cover the charges for the provision of Radio-Access Network (RAN) solutions relating to NuRAN’s base station equipment and related software and services (Equipment) and for the provision of management, accounting, commercial and other administrative and operational assistance to deploy, manage and maintain NaaS solutions for the MNOs in support of the continued growth of the NaaS activities (Services). The Company is in the process of signing similar agreements in the Ivory Coast and Benin.

These agreements are subject to international transfer pricing rules and regulations and must comply with these through the multiple jurisdictions within which the Company operates. Equipment pricing is set based on benchmarked pricing implemented globally in the past based on the Company’s extensive experience in this area. Services are charged on a cost+ basis which mirrors actual costs incurred. A portion of staff time is allocated based on a % of time devoted to subsidiary NaaS activities and as the Company increases the number of subsidiaries the costs per subsidiary will fall as fixed costs will be spread across a larger number of NaaS operations. Costs including Network Operations Center (NOC), procurement, finance and administration will not for example increase linearly with increased number of subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The payment terms of these agreements follows commercial terms standard for the industry. However, the Company has not demanded payment or enforced these obligations knowing that it would take time for the subsidiaries to construct the NaaS infrastructure and generate excess cashflow, over and above regular operating expenses and cash needs required for continued site construction. Over time as the Company entered into borrowing arrangements with the likes of Cygnum, these receivables were regarded as quasi-equity of the Canadian parent and used to comply with lending covenants. In addition, during 2024 and 2025 NuRAN increased the capital of its subsidiaries in Cameroon and the DRC (in conjunction with the change of this entity to a SA) by converting these amounts to equity.

As the term of Cygnum has been extended and other debt facilities will have extended terms as well, the timing for repayment of these balances is also to be lengthened. In addition to services charges, the Company records cash transfers to the subsidiaries, mainly in the early years before the subsidiary is generating NaaS income, to a non-interest-bearing intercompany account. Also, funds provided by Cygnum and others at the NuRAN Africa holding level are on-lent to the subsidiaries and these loans are charged interest based on international standards and regulations.

As at the end of June 2026, NuRAN Canada had provided $17.6 million of equipment, services and cash to NuRAN Wireless (Africa) Holding accounted for as an intercompany loan. In addition, direct billing and other support provided to subsidiaries amounted to $5.3 million due directly to Canada. Note that all intercompany charges cancel each other out at the level of consolidated financial statements because income from one source is a cost in another. It is important to recognize however that these charges legally exist and do have tax and other implications at the subsidiary level.

The Company also has related party relationships and amounts owing to members of its senior management team. These amounts are included in Accounts Payable and relate to unpaid salaries, benefits and expenses built up over time resulting from cash shortages. For the period from January to June 2026, total remuneration to these individuals amounted to $725k and the total balance of unpaid accounts was $294k which is non-interest bearing and is to be paid as soon Company resources allow. Subsequent to June 30, 2026, those amounts were settled through the issuance of Preferred Shares (refer to note 19 of the condensed interim consolidated financial statements for the period ended June 30, 2026).

Some of the financial achievements that support management’s belief in its ability to complete the building of the networks currently under development and those being negotiated include:

●	On January 3, 2024, the Company announced that it had signed a non-binding mandate letter for a US$ 5M Senior Secured Bridge Facility (the “Facility”). The Facility has a 2-year tenor and bullet principal repayment at maturity. It is to be refinanced by long-term senior debt at maturity and the term can be extended by the lender or converted into other long-term debt. On April 26, 2024, NuRAN announced the signing of the Facility with the Facility for Energy Inclusion (“FEI”), a fund managed by Cygnum Capital, for the purpose of (re)financing the construction of renewable energy assets for mobile network infrastructure in respect of existing and new NaaS agreements with the intention of accelerating the build of NaaS sites primarily in Cameroon and DRC. This Facility will allow NuRAN to deploy more than 500 new sites and combined with cash generated from operating sites, the Company will use the proceeds to cover all material and construction costs of new sites. The loan drawdowns are subject to customary drawdown conditions for a loan of this nature including evidence of new sites being funded and operational from the proceeds of drawdowns and the amounts are secured against the assets of the Company’s subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS

●	Also on January 3, 2024, the Company announced that it extended the maturity date of the Convertible Debentures entered into in July 2022 from July 2023 to July 12, 2024. As per the terms of the extension, the original issuance discount of 10% was increased to 16% leading to a maturity value of $2,645,502 and the principal amount is convertible into common shares of the Company at a fixed price of $120 at the option of the debenture holder during the term of the Convertible Debenture. The investor agreed to be the exclusive transmission equipment provider for a term of the earlier of seven years or until such time as the Company completes the purchase of a committed volume of equipment for its African operations. Subsequent to June 30, 2026, the Convertible Debentures were settled through the issuance of Preferred Shares (refer to note 19 of the condensed interim consolidated financial statements for the period ended June 30, 2026).

●	On February 6, 2024, the Company announced that it had received a non-binding Letter of Intent for up to US$ 15M of debt financing and on March 11, 2024, the Company announced that it received three additional expressions of interest from lenders to support the Company’s network infrastructure roll-out at the NuRAN Africa level. It is anticipated that the funding can be drawn individually or as co-lenders in a syndicated debt facility. The combined value of these four potential facilities as well the possible rollover of the US$ 5M bridge facility mentioned above can possibly fund at least 2,500 of the sites under contract. Moreover, the terms proposed by those potential lenders are actually more attractive to the Company than anything received previously and also provides much more flexibility allowing drawdown on a per country basis if necessary. This is a result of the positive progress made to date with current operations and contracts.

●	On May 15, 2024, the Company announced that NuRAN Wireless Africa Holding, a wholly owned subsidiary of NuRAN, signed a non-binding Term Sheet and a Mandate Letter with a Global Asset Management Company (“The Lender” and “The Lead Arranger”) for a long-term senior secured credit facility (the “Loan Facility”) of which US$ 15,000,000 is to be provided by The Lender. The Loan Facility will include a mechanism for the Lead Arranger to increase the facility to up to US$ 70,000,000 in funding including a syndication of other lenders. This financing will facilitate the procurement and installation of network infrastructure sites across several African countries. The Global Asset Management Company completed operational due diligence and confirmed their interest to complete next steps for the facility contingent on reception of an equity term sheet for NuRAN Africa Holding of a minimum of US$ 10M.

●	On July 16, 2024, the Company announced that the initial US$ 2.5M drawdown from FEI had been received. As a result of this NuRAN resumed its rollout plan. On February 28, 2025, NuRAN announced that it had received approval for the second drawdown of US$ 1.05M to support expansion of its NaaS operations in Cameroon. On September 29, 2025, the Company announced it had received its third drawdown of US$ 1 million, designated to support the delivery or relocation of 50 sites in the Democratic Republic of the Congo and Cameroon. In March 2026, the Company completed the final drawdown of the balance of the US$ 5 million facility meeting all conditions imposed by FEI. In May 2026, both parties signed an amendment to the facility agreement extending the maturity to April 24, 2027 to support the Company in raising long term debt and equity financing.

●	On August 19, 2024, NuRAN announced the closing of a non-brokered private placement of an unsecured convertible debenture (the “Debenture”) for aggregate gross proceeds of US$ 1.6M. The Debenture has a two-year term and accrues interest at a rate of 15% per annum until the Maturity Date. The principal amount of Debenture is US$ 2,194,772 after application of an original issuance discount of 25% and including all applicable fees. The Debenture may be converted into units of the Company (each, a “Unit”) at a conversion price of $67.50 per Unit (the “Conversion Price”) with each Unit consisting of one common share and one common share purchase warrant exercisable into one common share at a price of $75. Under the terms of the Debenture, the Company also granted a participation right in future equity financings up to a 9.9% equity interest in the Company. The Company issued the convertible debenture to an investment group controlled by an existing investor in the Company at a 25% discount to align with terms previously offered to other debt holders, such as the facility entered into in April 2023. The facility is unsecured, meaning it is not backed by Company assets. This was a deliberate choice to provide flexibility and avoid encumbering assets in a period of heightened liquidity risk. The discounted offering was intended to incentivize immediate financing and provide equitable treatment among lenders, while securing capital necessary for operations. The terms reflect prevailing market conditions and the Company’s need to attract timely investment without offering additional securities. The impact of the discount is reflected in the financial statements through increased non-cash interest expense and potential equity dilution upon conversion.

MANAGEMENT’S DISCUSSION AND ANALYSIS

●	On August 26, 2025 the Company closed a non-brokered private placement financing for gross proceeds of $1,500,000 through the issuance of 100,000 common shares of the Company at a price of $15 per Share. The proceeds raised from the Private Placement were used by the Company for working capital purposes and payment of all outstanding short-term promissory notes issued from April to August 2025 totaling $1,274,492.

●	On November 26, 2025, the Company announced the successful closing of a non-brokered private placement financing, raising gross proceeds of $300,000. This was accomplished through the issuance of 45,454 units of the Company priced at $6.60 per Unit. Each Unit is comprised of (i) one common share in the capital of the Company and one half of one (1/2) Share purchase warrant. Each whole Warrant will entitle the holder thereof, following the proposed consolidation to acquire one pre-Consolidation Share at a pre-Consolidation price of $9.90 per Warrant Share until 5:00 p.m. (Vancouver time) on the date of expiration of the Warrant, which is three (3) years following issuance.

●	On December 23, 2025 and following the consolidation of its issued and outstanding common shares on the basis of one post-consolidated Common Share for every three hundred (300) pre-consolidated Common Shares with an effective date of December 9, 2025, the Company completed a restructuring transaction (the “Restructuring Transaction”) pursuant to which it issued an aggregate of 10,380,618 units (each, a “Unit”) at a price of $2.89 per Unit, for aggregate gross proceeds of approximately $30 million. Each Unit consisted of one common share of the Issuer and one half of one common share purchase warrant, with each whole warrant entitling the holder to acquire one additional common share at an exercise price of $4.335 per share until December 22, 2030. The Restructuring Transaction comprised:

○	the settlement of an aggregate of $9,685,256 of indebtedness through the issuance of Units to creditors;

○	a private placement resulting in aggregate gross proceeds of $5,625,000, representing the issuance of 1,946,365 Units; and

○	the acquisition of the Factor for total consideration of $20,802,303.09, satisfied by way of debt settlement through the issuance of 7,198,026 Units.

●	On December 30, 2025, the Company announced that it had closed additional amounts pursuant to which it issued an aggregate of 147,668 Units, which included cash subscriptions of $190,116 and debt settlements of $236,648. On February 3, 2026, the Company announced that it closed an additional tranche of debt settlements resulting in the Company issuing an aggregate of 26,297 Units, at $2.89 per Unit, representing debt settlements of $76,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS

●	On June 9, 2026, the Company announced the signing of a mandate letter with Afrigreen Debt Impact Fund for a proposed senior debt financing of up to US$ 12 million for the deployment of mobile and broadband infrastructure across multiple African nations. Structured as a multi-country, multi-currency, multi-tranche facility, this financing is designed to unlock the next wave of site deployment in Cameroon, the DRC, Ivory Coast and Benin. The proposed financing remains subject to customary conditions, including completion of due diligence, internal approvals, negotiation and execution of definitive financing documentation, and satisfaction of applicable conditions precedent.

●	On August 14, 2026, the Company issued an aggregate of 1,788,233 Preferred Shares at a price of $4.25 per Preferred Share, for an aggregate amount of $7,600,000 as follows:

○	$3,862,143 through the settlement and extinguishment of a convertible debenture;

○	$518,704 through the settlement of accrued and unpaid salary owing to three members of the Company’s management;

○	$219,153 through the settlement of other indebtedness and accounts payable owing to suppliers and other creditors of the Company and its subsidiaries; and

○	$3,000,000 in cash.

NuRAN’s NaaS model by its very nature as an infrastructure investment, has led it to pursue several debt and equity instruments since the shift to this model in 2020. The strong asset focus of NaaS has meant that debt was a natural source of capital and the Company has had success in sourcing this, including the Cygnum facility supported by other proposed long term debt facilities. The challenge has been to bring equity alongside this and while NuRAN’s public company status gives it access to this liquidity, challenging market conditions and other macro factors have made this difficult to complete. It is anticipated that the recent listing on NASDAQ will help alleviate these issues.

In 2021 NuRAN raised equity in the private placement, but subsequent investments including $2M raised in 2022, US$ 1.5M in April 2023, and US$ 1.6M in 2024 were all done via convertible debt instruments. In December 2025, as part of the Restructuring transaction, NuRAN raised $5.8M via a private placement in Canada.

Of these investments, two were from strategic partners providing financial support to the Company while combining strategically important commercial relationships. Whilst including the option for conversion and the potential value uplift this provides, the intention of these parties is for repayment with suitable interest returns. As unsecured instruments, the risk associated with these is limited and the Company actively manages this by keeping close relations with both providers.

The Company’s other funding, excluding the private placement in December 2025, was more financial in nature without any strategic element or connection and therefore with more onerous terms. This was primarily the factoring agreement signed in 2023 and arising from a debt settlement of other short-term facilities provided by the same group, but also the US$ 1.5M debenture signed in 2023 and other debentures. The funding came at a time when the Company was seeking short-term funding only to bridge to closure of the EIB financing through 2022 and into 2023. Unfortunately, this came at a time when NuRAN’s share price was falling and did not reflect what management considered to be the fair value of equity. It was intended that a convertible instrument which provided a reasonable interest rate helped by a conversion price to equity set above market would be the best alternative. As time went and the EIB financing fell away, alternate sources of financing were not available which led the Company to continue to draw on the factoring. By this time the factoring agreement was being amended to add more onerous terms to manage tax implications but also compensate for additional risk given the exposure of the factor overall. This was especially the case as the risk profile of the Company increased due to challenges encountered in delivering site build targets and revenue generation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

NuRAN signed the Eighth and last Factoring Amending Agreement on August 19, 2025. These followed amendments signed 1) September 2023, 2) November 2023, 3) December 2023, 4) April 2024, 5) June 2024, 6) December 2024 and 7) April 2025. Each amendment was entered into to provide additional funding as alternate sources were delayed as well as satisfying specific requirements for the closing of Cygnum Capital in June 2024. The Eighth Amendment is an example of the amounts, frequency and terms of various drawdowns under the factoring agreement as per the table below. The Company had drawn an additional $198k under the factoring agreement and also received an advance of US$ 150,000 for settlement of the infrastructure licence costs in the DRC. The latter payment was issued under a promissory note issued on September 9, 2025 which was repaid in full with interest of 15% pa and a lending fee of 5% from the proceeds of the Cygnum drawdown of US$ 1,000,000 received on October 6, 2025.

Date of Loan	Amount of Principal	Maturity Date	Interest Rate	Other Costs*	Date of Effective Settlement	Details of Any Repayments	Credit added to the Paid Account of the Factor
23-Dec-24	150,000.00	06-Feb-25	15.0%	2.0%	25-Aug-25	Principal repaid in cash	554,271.39
22-Jan-25	63,405.12	08-Mar-25	15.0%	2.0%	25-Aug-25	Principal repaid in cash	231,228.97
04-Feb-25	146,030.00	14-Mar-25	15.0%	2.0%	25-Aug-25	Principal repaid in cash	536,268.58
15-Apr-25	200,000.00	30-May-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	403,672.43
02-May-25	50,000.00	16-Jun-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	97,896.78
06-May-25	150,000.00	20-Jun-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	292,604.72
27-May-25	105,000.00	11-Jul-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	195,450.57
04-Jun-25	70,000.00	19-Jul-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	125,532.76
10-Jun-25	127,778.00	25-Jul-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	234,116.55
13-Jun-25	11,830.26	28-Jul-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	21,612.22
20-Jun-25	100,000.00	04-Aug-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	176,365.07
08-Jul-25	100,000.00	22-Aug-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	167,745.94
09-Jul-25	20,539.50	22-Aug-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	34,419.33
22-Jul-25	134,232.50	05-Sep-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	221,674.26
29-Jul-25	27,542.00	12-Sep-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	45,860.50
11-Aug-25	27,570.00	25-Sep-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	43,123.77
19-Aug-25	150,000.00	03-Oct-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	19,547.41
Total	1,633,927.38						3,401,391.25

* Lending Fee: increasing by 1% (first 3 notes) or 2% (all other notes) per month until repayment; interest is charged on this amount. Maximum lending fee of 10% on the first 3 Notes; no maximum on others.

Advances provided and amendments under the factoring agreement were entered into with the expectation that the business would meet the conditions for further drawdowns from Cygnum Capital and these were therefore short term. Also, because the Cygnum funds were to be directed to site construction, the factoring was used to provide working capital for the parent company as well as repayments of the facility drawn in April 2023. The loans in the table above were issued at the time of entering into the 6th amendment in December 2024 when the Company was generating sufficient cash in its Cameroon operation to cover its operating expenses. In fact, in February 2025 funds were up-streamed from Cameroon and the Company also expected to obtain its infrastructure licence for DRC that would unlock additional funding from Cygnum. The notes were used on a limited basis from December 2024 to the beginning of May 2025 to settle urgent cash needs. By May when the significant reduction in income became apparent due to the international billing issue, the Company simply did not have alternatives for cash and continued to draw on the factoring agreement until the drawdown from Cygnum in October 2025. All conditions of the DRC licence had also been fulfilled so we expected not to need more short-term loans. It was this expectation that led management to accept relatively high rates of interest and other terms due to the short term expected life of the debt and simply no other alternatives. Any equity raise would be highly dilutive plus it was not clear there was interest in a public offering given the overhang of potential conversions through recourse on the factoring line.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Restructuring Transaction

On December 22, 2025, the Company announced that it closed a Restructuring Transaction to purchase of all the issued outstanding common shares and preference shares of the Factor. The Restructuring Transaction resulted in the Company issuing an aggregate of 10,380,618 units (each, a “Unit”), at $2.89 per Unit, for aggregate gross proceeds of approximately $30 million, which included cash subscriptions of $3,025,067, debt settlements of $6,172,629, and the acquisition of Factor for $20,802,303 as a debt settlement. Each Unit consisted of one common share of the Company and one half of one common share purchase warrant, with each whole warrant entitling the holder to acquire one additional common share at an exercise price of $4.335 per share until December 22, 2030. In connection with the acquisition of the Factor, the Company issued common shares representing 55.78% of the Company’s outstanding voting securities, and as a result the vendors of the Factor are able to materially affect the control of the Company. As a result of the Restructuring Transaction, the Factor became a wholly-owned subsidiary of the Company. Accordingly, the transaction constitutes a “restructuring transaction” within the meaning of paragraph (c)(i) of the definition of that term in s.1 of NI 51-102. The Company must file a material change report containing the disclosure required by sections 5.2 of Form 51-102F3 and 14.2 of Form 51-102F5 – Information Prospectus-level disclosure in respect of the Factor. The Company expects to dissolve the Factor at a later date. As of June 30, 2026, the Factor has not yet been dissolved.

The Restructuring Transaction strengthened the Company’s financial statements and supported its recent NASDAQ listing, presenting a stronger profile to potential equity and debt investors, and significantly reducing financial costs to improve the path to profitability.

Accounting Treatment of Borrowings

The unsecured instruments are straightforward relative to the other borrowings. These were issued with Original Issuance Discounts (OIDs) which is treated separately from the principal amount of the liability. The OID is a negative amount that is amortised over time as the instruments approach maturity. This amortization is charged through the P&L as a financing expense and the liability is accreted (increased in value), also booked through the P&L. In the absence of any renegotiation or renewal, there is no other booking of loss/gain in the instrument. The conversion feature of both instruments is booked separately as a derivative valued using Black Scholes pricing with key assumptions being the risk free rate (Bank of Canada rate) and volatility (based on a benchmark of similar companies in the industry).

The secured instruments coming from financial investors – the factoring agreement and debentures, all extinguished through the Restructuring Transaction in December 2025 – were somewhat more complex, mainly because they come with additional fees and charges, and due to their size and security characteristics. Main features of the factoring agreement were lending fees and interest which are charged through the P&L. In addition, during the period some cash advances were advanced as promissory notes and then eventually brought under the factoring based on the Company’s ability to repay. In addition, with each recourse notice involving a share issuance, any gain resulting from the difference between the contractual conversion price and market price is booked through the profit & loss as “Other Elements”. The factoring agreement did not contain any embedded derivatives that require subsequent fair value measurements under IFRS.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The other secured instruments being convertible debentures extinguished in December 2025 included an Original Issuance Discount (OID) and in some cases interest charges. One instrument included a lending and monitoring fee as well as interest and these were booked regularly through the P&L as finance expenses. Amortisation of the OID and accretion of the instrument value was also booked and as these have derivatives, Black Scholes pricing was used with similar assumptions as mentioned above.

Given the significant balance of amounts owing under the factoring facility and convertible debentures, and that these arose from transactions with parties connected to an independent Board member of NuRAN, the Company took several steps to maintain a system of independent oversight when considering these transactions. First the Company has adopted a Code of Business Conduct and Ethics sanctioned by the Board that details specific steps that the Company should take in dealing with these transactions in order to ensure all related party transactions are conducted on an arm’s length basis and in the best interests of the company and shareholders. Second, in all matters concerning related party transactions the Board takes a number of steps to maintain independence including disclosure whereby the board member with the potential conflict fully discloses the nature and extent of their interest before the transaction is discussed and in addition, that director does not participate in any discussion, negotiation, or decision related to the transaction. Third, members of the audit committee review and evaluate all related-party transactions including seeking independent, external advice if needed, which has been the case for the factoring and restructuring transaction. While NuRAN can benefit from sourcing finance from connected parties given their knowledge and understanding of the Company, it recognizes the need to follow strict policies to protect its stakeholders’ interests.

Equity Investments Supporting Lender’s facility

Since the announcement of proposed and closed loan facilities, management has been focusing on discussions with Investment Funds and potential strategic partners targeting infrastructure investments in emerging markets. To date the concerns expressed by those investors were mainly related to site performance, operational capacity, asset ownership, risk diversification across markets and the availability of debt finance. In parallel with these discussions, and as part of its ongoing work to strengthen NuRAN’s operating and financial position, management has been addressing all these areas of concern.

Regarding asset ownership, the Company amended the NaaS contract with Orange DRC in May 2025 to, amongst other things, eliminate the asset transfer provision. We are progressing discussions with Orange Cameroon to make the same amendment. All recent NaaS contracts do not have the asset transfer provision and in this way NuRAN will retain ownership helping it to generate long term revenue and increase value for shareholders. The above-described Restructuring Transaction significantly improves the Company’s financial strength along with these developments.

Results in Cameroon are on target with management’s initial expectations. NuRAN continues to enhance its technology solution and increased network capacity has led to growth in traffic which helps to enhance the customer experience improving the adoption rate. In addition, better site allocation and selection continues to ensure the success of new sites. The same measures are being adopted in DRC and operating sites have started to show signs of performance improvement. Technology effectiveness and ownership is key criterion to NuRAN’s success in rural emerging markets, and our engineering team is working continuously on further upgrades. In addition to these measures, the DRC commercial team has established a strategy for reselling Orange products and services that has already shown growth in user adoption and traffic.

Combined with the accumulated experience of its internal team, management has put together a comprehensive ecosystem of partners to support growth. This ecosystem works across service delivery from site selection to monitoring to share findings in both existing and new countries. The Company has also increased and diversified its supplier base to meet demand and reduce the risks associated with one single supplier.

MANAGEMENT’S DISCUSSION AND ANALYSIS

With over 5,000 sites currently under contract, NuRAN’s DRC exposure is now less than 40% reducing NuRAN’s concentration risk. The US$ 5M bridge facility from Cygnum Capital, the US$ 1.6M and $5.8M private placement closed in December 2025, plus a $7.6M private placement recently closed, provided capital to support our operations and ongoing development. The US$ 12M mandate letter signed in June 2026 shows continuing investor interest to support management’s efforts. This financing, when completed, is expected to support the rollout of over 1,000 sites across a number of countries to further diversify NuRAN’s revenue sources. Timing of this rollout is uncertain as the larger debt facilities are contingent on an equity injection to NuRAN Africa to meet loan facility covenants. In the short term, management is also pursuing a potential increase of the Cygnum Capital facility and other potential investments from strategic investors to support NuRAN’s global deployments.

All of the above are measures that have not only improved the Company’s financial performance but also increased its attractiveness to equity investors.

Outlook

NuRAN’s wireless infrastructure solutions have been used by mobile network operators (MNOs) as part of their network operations and, more recently, to extend rural coverage through the NaaS model. NuRAN’s solutions have been evaluated or are currently operated by MNOs in over 20 countries in Southeast Asia, Africa, South America, and Latin America. The company has also formed partnerships with industry participants, including tower, satellite, and power companies, to expand market access. Management reports that acceptance and use of NuRAN’s system by MNOs, along with collaborations with other industry stakeholders, may enable NuRAN to pursue further business opportunities.

NuRAN has previously announced LiteRAN xG, a mobile wireless infrastructure product offering 2G, 3G, and 4G capabilities from one device, which allows operators to utilize multiple technologies concurrently and adapt their services as needed. The addition of LiteRAN xG to the company’s offerings, is projected to increase the addressable market.

During the six months ended June 2026, the Company has launched its first 3G and 4G sites in Cameroon and Ivory Coast. Since launch, management has observed a significant increase in data usage while the percentage of 3G/4G devices remains significantly lower than 2G. In view of those results, the Company expects to gradually upgrade its current site base to support the growing demand for data while maintaining basic 2G services.

As of June 30, 2026, NuRAN’s NaaS service includes 5,092 sites under contract with two major MNOs in Africa, with an aim to reach 10,000 contracted sites. A 200-site agreement with MTN Benin was announced in July 2024, raising the total to 5,092 sites, which also includes contracts with Orange SA in Cameroon, Madagascar, and DRC, and with MTN Group in Cameroon, South Sudan, Sudan, Ivory Coast, and Namibia. NaaS agreements with MTN in Sudan and South Sudan are currently on hold due to ongoing instability in those countries. Additionally, NuRAN recently signed a Memorandum of Understanding (MOU) with Telecel in Ghana to resume seven sites delivered with support from a GSMA Investment fund. The MOU outlines the plan to establish a NaaS agreement in 2025, consistent with broader economic strategies.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional contracts with MNOs and the signing of a Group Framework Agreement (GFA) with MTN Group reflect industry recognition of NuRAN’s mobile network infrastructure solutions and its experience in deploying and managing cellular networks for extended customer reach.

The following section discusses the Company’s financial performance based on consolidated financial statements for the quarter ended June 30, 2026 and 2025.

Factors Concerning the Company’s Financial Performance and Results of Operations

To evaluate the results of the strategic shift, management closely monitors four key measures of the Company’s performance: Revenue, Gross Profit Margins (GPM), Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and Net Income.

Revenue growth measures the success of the NuRAN’s products and services, led by the NaaS solution, combined with our marketing and sales efforts. Growth is demonstrated by the Company’s ability to enter into contracts, build NaaS infrastructure, penetrate new markets and gain new customers for existing and new products and services. The investments in marketing and sales and the shift in direction to more of a services model have increased our sales pipeline, generating sales as sites go live and produce increasing revenues as rural subscribers in previously covered and uncovered areas take advantage of more choice, availability and variety of mobile services to improve their economic position. The take-up of NaaS solutions and the resultant recurring revenue stream brought on by each live site is starting to already generate transformative growth in revenue for the Company.

Under NuRAN’s contracts, site revenue is shared with the mobile network operator based on net billings after applicable charges and taxes. These agreements generally include a threshold (TH) below which NuRAN retains 100% of site revenue while revenue above that level is shared between the parties. The revenue-sharing percentage varies by contract and is designed to reflect the economics of each market.

Under the Orange Cameroon contract, the Company currently recognizes a minimum guaranteed revenue (MGR) per site per month, and site ownership is expected to transfer after six years of operation. The revenue-sharing structure is similar to the threshold model, except that revenue is guaranteed even when a site generates less than the MGR. The Company is in discussions with Orange Cameroon to amend the contract to a threshold-based structure that would allow NuRAN to retain ownership of the infrastructure. A similar amendment has already been signed with Orange DRC.

Under IFRS 15, the current contract with Orange Cameroon requires NuRAN to record the sale of a site when it becomes operational, impacting revenue and gross profit margins. Moving to the Threshold would cancel the IFRS 15 accounting treatment as was done in the DRC when the contract was amended in May 2025.

GPM measures how efficiently and effectively NuRAN delivers its systems and services to its clients, both in terms of production of its product line, and increasingly, delivery of the NaaS solution in rural areas and direct costs of delivery incurred in local subsidiaries. Management monitors three gross profit margin indicators: revenue per site, revenue share, and operational fees.

MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA measures the entire operations by including selling and administrative costs in African subsidiaries as well as Canada. It should increase as sales grow due to the fixed nature of much of the support infrastructure including administrative, sales & marketing, research & development and other costs and the economies of scale that can be achieved in monitoring network operations and maximizing site performance.

Net income is a measure of how efficiently and effectively the business is running. In the early stages of NaaS rollout and implementation, revenue will not cover selling, administrative and R&D costs needed to grow and maintain the NaaS business in the various countries. As sites are deployed and generate increasing revenue the Company is expected to become profitable. To achieve the desired net income, the company needs to significantly increase its revenues, while maintaining or slightly increasing its selling and general administration costs and efficiently utilising the capital assets that it deploys.

Outstanding Share Data (post-consolidation basis)

	June 30, 2026	June 30, 2025	June 30, 2024
Common shares, voting and participating	13,084,716	247,313	181,292
Warrants	6,363,824	100,547	62,772
Options	2,001	9,566	10,566

As at June 30, 2026, the Company had 13,084,716 common shares outstanding. As at June 30, 2026, the Company also has convertible debt instruments in issue which, if fully converted, would result in the issuance of 66,612 common shares. This includes 22,045 relating to unsecured Convertible Debentures and 44,567 relating to unsecured Convertible Debenture and Derivative Liabilities.

As at the date of this MD&A, the Company had 13,194,699 common shares outstanding. As at the date of this MD&A, the Company also has convertible debt instruments in issue which, if fully converted, would result in the issuance of 44,567 common shares relating to unsecured Convertible Debenture and Derivative Liabilities.

SELECTED ANNUAL FINANCIAL INFORMATION

The following is selected financial data derived from the annual consolidated financial statements of the Company as at June 30, 2026 and 2025 and for the periods then ended:

	Three-months ended June 30, 2026	Three-months ended June 30, 2025	Six-months ended June 30, 2026	Six-months ended June 30, 2025
Total revenues	$868,426	$627,920	$1,744,170	$2,909,754
Total loss	$(2,581,272)	$(3,542,950)	$(4,625,938)	$(5,319,261)
Net loss per share – basic	$(0.20)	$(15.65)	$(0.35)	$(23.50)
Net loss per share – diluted	$(0.20)	$(15.65)	$(0.35)	$(23.50)

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Six-months ended June 30, 2026	Six-months ended June 30, 2025
Total assets	$26,838,213	$25,619,640
Total non-current financial liabilities	$462,869	$-

RESULTS OF OPERATIONS

Revenue

Revenue for the six-month period ended June 30, 2026 of $1,744,170 was a decrease of $1,165,584 from the six-month period ended June 30, 2025 ($824,120 increase for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024). The reduction was a combination of factors, mainly a $759k reduction in IFRS 15 booked revenue and a $252k reduction in direct product sales. In addition the international billing issue was finally concluded in the current quarter with a credit of $243,336 provided to our MNO partner. Underlying NaaS revenue has increased overall as a result of new site construction and traffic growth including data usage.

Of the total revenue for the six-month period ended June 30, 2026, $1,707,677 was NaaS service revenue from site operations. As mentioned above, total NaaS revenue was reduced by the agreed credit to conclude the international billing issue. There was also an adjustment of $(94,901) to comply with IFRS 15, which requires that we recognize the sale of the site and cost when it becomes operational. Management also booked $185k in the second quarter, in addition to $146k in the first quarter, for a total of $331k of NaaS revenue included in the NaaS total above. This represents revenue currently under review with MNOs relating to 1) increased capacity provided on sites, 2) un-billed traffic, and 3) revenue from new operations. Virtually all revenue for the six-month period ended June 30 2026 was NaaS revenue although the Company continues to offer direct product sales which can be sporadic given the main focus on NaaS.

Other revenue for the six-month period ended June 30, 2026 was related to direct product sales of $36,493 which were down from over $200k in the same period in 2025.

Gross Profit

Gross profit for the six-month period ended June 30, 2026 decreased by $544,203 compared to the six-month period ended June 30, 2025 (increased by $444,669 for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024). The reduction was for the most part due to a reduction in direct sales and an increase in amortisation charged through COGS following the change of policy implemented in 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gross margin for the six-month period ended June 30, 2026 increased to 65.0% from 57.7% for the six-month period ended June 30, 2025 (decreased to 57.7% for the six-month period ended June 30, 2025 from 59.1% for the six-month period ended June 30, 2024). Adding back the credit of $243,336 mentioned above, overall gross margin increases to 69.3%.

Overall, the six-month period ended June 30, 2026 NaaS gross margin was 83%, and 78% excluding the IFRS 15 adjustment. This is excluding the $331k of revenue provision booked by management. The direct costs of NaaS include site leases, insurance, repair & maintenance and VSAT costs with VSAT having a minimum capacity charge. As a result of more revenue being generated over this fixed capacity charge, the VSAT cost per site is being closely managed to maximize gross profit as of today distributing 2G service only. NaaS gross margin excluding the IFRS 15 adjustment is in line with the Company’s future projections for this line of business. Only one contract remains with this revenue recognition policy and an amendment is being sought meaning all contracts will follow the threshold model which will smooth out future reporting.

Expenses

During the six-month period ended June 30, 2026, total expenses decreased by $552,242 from the six-month period ended June 30, 2025 (for the six-month period ended June 30, 2025 total expenses decreased by $835,929 from the six-month period ended June 30, 2024). Backing out the credit in 2025 of $692k of share-based compensation the reduction is $1.2 million.

Financial expenses saw a reduction of $2.84 million due largely to the extinguishment of debt through the Restructuring Transaction which reduced interest charges by $2.2 million or 60% with the remainder being gains on forex. Administrative expenses on the other hand increased by $1.6 million of which approx. $600k of the increase came from advisory, legal and filing fees related to finalising reporting and compliance resulting from the NASDAQ listing. The remaining difference resulted from general growth in the cost base, senior management salary booked in 2026 that was foregone in 2025 and a charge of over $200k relating to past Board fees settled in shares in the first quarter. Because of the calculation methodology using pre-consolidation share values, 90% of the charge was offset by a gain on debt settlement booked elsewhere in the profit & loss.

Other Income (Expenses)

Other Income (Expenses) for the six-month period ended June 30, 2026 generated a net gain of $189,901 compared with a net loss of $480,355 in the six-month period ended June 30, 2025 (a net loss of $480,355 for the six-month period ended June 30, 2025 compared to a net gain of $801,327 for the six-month period ended June 30, 2024). The gain in 2026 was all related to the debt settlement for board compensation mentioned above whereas 2025 included a $302k loss booked on the modification of the NaaS contract in DRC and $134k related to recourse notices under the factoring agreement.

Net Loss

As a result of all the factors mentioned above the Net Loss for the six-month period ended June 30, 2026 decreased to $4,625,938 from the six-month period ended June 30, 2025 loss of $5,319,261, a decrease of $693,323 (for the six-month period ended June 30, 2025 increased to $5,319,261 from the six-month period ended June 30, 2024 loss of $4,882,809).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Comprehensive Loss

The difference in the foreign exchange translation of foreign operations for the six-month period ended June 30, 2026 was a net loss of $803,318 compared with a net gain of $488,459 for the six-month period ended June 30, 2025. The Total Comprehensive Loss for the six-month period ended June 30, 2026 decreased to $5,429,256 compared to $4,830,802 for the six-month period ended June 30, 2025 (a Total Comprehensive Loss of $4,830,802 for the six-month period ended June 30, 2025 compared to a Total Comprehensive Loss of $5,185,417 for the six-month period ended June 30, 2024).

Expenses

Below is a discussion of the expenses for the six-month period ended June 30, 2026, and the six-month period ended June 30, 2025.

	2026	2025	% change from 2025
Selling expenses	222,564	372,429	-40.24%
Administrative expenses	3,729,024	2,088,174	+78.58%
Shared-based compensation	-	(691,924)	-100%
Financial expenses	1,356,884	4,196,101	-67.66%
Research and development costs	640,811	536,745	+19.39%
	5,949,283	6,501,525	-15.49%

Selling expenses

Selling expenses consist of salaries to sales and marketing staff, commissions on sales, travel expenses, trade shows, presentations and costs associated with the Investor Relations online marketing campaign. The decrease continues to show the impact of reduced headcount of sales staff as the business continues to focus on operations, rollout of sites under contract and financing rather than signing new contracts. Marketing efforts are also seeing less emphasis although the management team makes a point of attending events in Africa, especially where these can be combined with raising finance and visiting operating subsidiaries.

Administrative expenses

Administrative expenses consist of staff remuneration, public company and financing fees, legal fees, audit and accounting fees, insurance, rent, consulting fees, general office expenses and depreciation and amortisation. These costs increased from the previous period as a result of approx. $600k of advisory, legal and filing fees resulting from the NASDAQ listing. The other main increase was in payroll and general overheads totalling approx. $700k including salary booked in 2026 that was foregone in 2025, costs incurred in newly launched subsidiaries and others resulting from the increased scale of the business and operations. $200k of additional board costs incurred were approx. 75% non-recurring.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Share based compensation

This was a one-time adjustment for management compensation booked in prior years that was reversed in 2025.

Financial expenses

Financial expenses consist of bank charges, convertible debenture and lease interest, charges associated with short term financing including accretion of convertible debentures and gain/loss on foreign exchange. The decrease in financial expenses for the six-month period ended June 30, 2026, compared to the six-month period ended June 30, 2025, consisted of $2.2 million of lower interest costs due mainly to the extinguishment of debt through the Restructuring Transaction. The remainder was mostly foreign exchange gains resulting from movement in the USD to CAD exchange rate.

Research and development

Research and development costs for the six-month period ended June 30, 2026 increased over the six-month period ended June 30, 2025 as a result of a reduction in claimable tax credits as well as a general increase in these costs as the Company continued to focus development of its technical solution and enhancements to its product portfolio. As the business looks to build on successful trials of broadband mobile solutions in its existing operations, resource will continue to be directed in this area which provide NuRAN with a unique competitive advantage controlling its technology.

In general, management continues to streamline operational, administrative and financial expenses. This followed a reorganisation of operations globally based on function rather than geography and now the emphasis on economic poles as a means of expanding its business. With the funding of Cygnum Capital, increased operating cashflow and other facilities the Company has built more NaaS sites generating recurring revenue showing the potential of the business model. This has allowed management to generate more interest from financing partners evidenced by recent progress in funding agreement. The Company continues in its effort to have group operating costs covered by NaaS revenue so that any new funds raised can be directed to site construction and servicing and repaying other debt. This, along with the strengthening of the financial position following the Restructuring Transaction will support management’s efforts to continue to negotiate better financing terms including existing and new financing initiatives.

SUMMARY OF QUARTERLY RESULTS

Three Months Ended	Total revenues ($)	Total loss ($)	Basic and Diluted Loss Per Share ($)
30-Jun-26	868,426	(2,581,272)	(0.20)
31-Mar-26	871,066	(2,166,574)	(0.17)
31-Dec-25	613,211	(12,599,231)	(8.04)
30-Sep-25	627,650	(3,105,062)	(9.00)
30-Jun-25	627,920	(3,542,950)	(15.65)
31-Mar25	2,209,079	(1,689,530)	(8.05)
31-Dec-24	663,422	(371,968)	(3.00)
30-Sep-24	1,563,061	(3,220,575)	(18.00)
30-Jun-24	1,512,457	(2,425,969)	(15.00)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Second Quarter

During the three months ended June 30, 2026, the Company earned revenues of $868,426 compared to $627,920 during the three months ended June 30, 2025, an increase of $240,506. This increase would have been higher without the international tariffs credit.

During the three months ended June 30, 2026, the Company generated gross margin of $524,335 compared to $(249,087) during the three months ended June 30, 2025, an increase of $773,422. The increase is the result of the Company’s good practices, satellite bandwidth optimisation and efficiency.

During the three months ended June 30, 2026, the Company incurred a net loss of $2,581,272 compared to net loss of $3,542,950 for the three months ended June 30, 2025. The decrease in the loss was attributed to a reduction in financial expenses related to the financial restructuring as well as debt settlement and contract modification charges offset somewhat by the increase in administrative expenses related to the NASDAQ listing.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash increased to $388,724 as at June 30, 2026, from $113,117 as at June 30, 2025. Current assets decreased to $15,319,696 as at June 30, 2026, from $16,045,643 as at June 30, 2025. The cash balance reflected proceeds remaining from the private placement completed as part of the Restructuring Transaction whereas other current assets fell by approx. $1 million. Accrued revenue, which arises solely from IFRS 15 accounting treatment, fell by $0.4 million because of reclassification of the DRC NaaS agreement. Other reductions came about mostly due to normal course of business activities which saw several new NaaS sites deployed during the year.

NuRAN’s operations are geared to increasing the installed base of owned and operated NaaS sites. Due to the long-term nature of these contracts and the recurring nature of revenue, the Company expects that over time, from a contracted backlog of over 5,000 sites, it will be able to generate a sufficient and significant amount of cash to cover its operating expenses and other obligations. Delayed funding efforts have delayed the build-out however the performance of the existing sites confirms the viability of the NaaS model. The short-term objective is to cover all group operating costs from recurring NaaS revenue and beyond this, a sufficient surplus such that build-out of all remaining sites is covered without the need to resort to additional debt or equity funding. The objective for the remainder of 2026 however is to raise sufficient cash to achieve this critical mass of sites. During the coming period, the Company will also direct some cash to paying trade and other payables, meeting its deferred revenue obligations and settling servicing debt. Currently the Company has less than 5% of the contracted number of sites in operation and execution risk of the development plan is probably the most important observed issue. That said this also points to the potential of the NaaS model to potentially build a highly profitable business.

The business is split in line with its geographical footprint with Research and Development as well as production of its core WIS products centered in Canada. Project management and operations support, procurement, network monitoring and administration are also centered in Canada whereas NaaS operations including site construction and the bulk of revenue generation is focused in Africa. To manage liquidity, the Company must provide sufficient working capital for the Canadian operations while funds generated in Africa are directed to site construction and operating costs there, which is also supplemented by fund-raising directed by the Canadian operation. Most of the Canadian costs are payroll related with no ability to postpone payments and although there are some sales of equipment and services from Canada to third parties, the contribution from this is sporadic and difficult to plan. NuRAN cross-charges central services to subsidiaries so ultimately repayment of these obligations from subsidiaries will provide the company with the liquidity it requires.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Site construction is itself not a time intensive activity – when on site, erection of the site takes a few days but what takes time is the procurement and logistics leading up to this. The NaaS offering has 4 key components – radio base stations supplied by NuRAN, power systems (solar panels and batteries), VSAT satellite terminals and the towers themselves. NuRAN must manage its supply chain for base station components required for its production activities and, in addition, must manage a global supply chain for the other components. From start to finish the working capital needs span at least 6 months or more. Power systems have proven to be the most difficult given the use of hazardous materials including lithium batteries. Recent attention on lithium as a precious mineral, rising demand for electrification and global supply chain challenges following Covid have all added to the complexity. Often times, delays in power deliveries doubled the lead times.

The last element of the site construction process is the local activities including equipment logistics, environmental compliance, site identification and acquisition, installation and commissioning. Local African companies are used almost exclusively for this activity but being at the end of a relatively uncertain lead period means managing these relationships brings added challenges. This is to say nothing of local factors such as weather and security which are very real risks in sub-Saharan Africa. While NuRAN optimizes the use of its local workforce, the long lead times and execution challenges put strain on cashflow. Time is the enemy and NuRAN management is targeting 6-12 months of working capital on hand at any one time.

NuRAN management has been able to sustain extended payment timelines with suppliers and lenders given the potential that the NaaS solution and backlog provide and is grateful for the contribution of its suppliers. It closely manages these relationships, matching payments with revenue generated as much as possible.

In the medium term, NuRAN plans to continue to build its NaaS base to generate additional cash. Some of these funds will ultimately be upstreamed to Canada to satisfy payment obligations and NuRAN manages its foreign currency, translation, convertibility and transfer risk on an ongoing basis as this is a very important element of cash management. It uses such tools as local currency facilities and matches costs to sources including revenue, borrowings and equity. In the short term, repaying outstanding accounts payable and servicing debt will come from planned equity raises to support committed debt facilities.

Of the $10,694,488 in trade and other payables, the majority is attributable to various suppliers and consulting partners. The Company intends to address these obligations through measures such as structured payment plans, allocation of equipment/service sales margin contributions, write-offs, and/or settlement in shares, where applicable. Approximately $2.3M is accrued interest charges on unsecured convertible debentures.

Of the balance of $8,598,931 of loans, $8,541,888 is principal and interest due to Cygnum Capital in and was used for infrastructure investments in NuRAN’s NaaS business. This short-term, two-year bridge facility (extended to three years in May 2026) is anticipated to be converted into a long-term arrangement or repaid, and discussions on this transition are currently underway.

MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of the Restructuring Transaction completed in December 2025, the shareholders’ deficit improved by over $14 million into a surplus which is still maintained at the end of the quarter. This was a criterion of the listing on NASDAQ which is now a key element of the Company’s funding plans. In August, the Company completed a private placement of Preferred Shares for an aggregate amount of $7,600,000 consisting of:

●	$3,862,143 through the settlement and extinguishment of a convertible debenture;

●	$518,704 through the settlement of accrued and unpaid salary owing to three members of the Company’s management;

●	$219,153 through the settlement of other indebtedness and accounts payable owing to suppliers and other creditors of the Company and its subsidiaries; and

●	$3,000,000 in cash.

The result of this transaction allowed the Company to meet the final criteria related to shareholder’s surplus to qualify for the NASDAQ listing as well as providing working capital.

Future Financing

Management closely monitors the cash position and short and long-term cash requirements. At the current stage of growth, the search for capital to support growth of the NaaS business continues with on-going out-reach to lenders and investors including Development and Impact Funds, Canadian institutional investors and other sources such as equity and hybrid investors. Management also recognizes the opportunity to improve cash flow by converting inventory to revenue generating NaaS sites and it is transitioning inventory from the DRC to Cameroon and Ivory Coast as a means of maximising the return on these assets. In addition to funding site rollout, financing is required to fund central operations and maintain its technical growth strategy (including continuous development of next generation wireless solutions such as the multi-Standard 2G, 3G, 4G platform to support deployment of mobile infrastructure and extended services under the NaaS model).

Currently revenues are not sufficient to cover selling, administrative and R&D costs and finance the capital investment necessary to implement its NaaS contracts. The Company continues to depend on its ability to convert its signed contracts into recurring revenue (including the agreements with Orange SA in Cameroon, the DRC and Madagascar and with MTN in South Sudan, Namibia, Sudan, Ivory Coast and Benin), raise debt to finance NaaS deployment and future equity issuances or other means to finance its operations, including funding into NuRAN Wireless (Africa) Holding in Mauritius. Due to the current situation in Sudan and South Sudan as of the date of this MD&A the Company has placed on hold any effort to pursue the development of this network.

While the company remains reliant on external funding for CAPEX spending, it has become increasingly less dependent on external funding for day-to-day operations. Boosted by the US$ 5M Cygnum loan facility including a possible increase of US$ 2M related to Ivory Coast and Benin, the $5.8M private placement, the recent $7.6M private placement generating $3.0M in cash, the announced US$ 12M mandate letter and other funding discussions currently underway, as well as the financing capacity made possible through a NASDAQ listing and recently filed $100M Shelf Prospectus, management believes that the company will be able to raise the necessary financing to not only improve its financial health but position the Company to deliver its business plan. However, while showing continued promise, there can be no guarantee that these efforts will be successful.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS and Uncertainties

Additional Financing Requirements and Access to Capital

NuRAN’s ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders, the growth and profitability of the future sales of its products and services and from obtaining additional debt and equity financing.

Liquidity and Cash Resources:

The Company’s limited cash resources represent a significant uncertainty that may materially affect future performance and ability to meet obligations.

Sales Risks

NuRAN’s sales efforts target large corporations that require sophisticated data capture and production execution systems to collect and analyze data relating to various operational activities. NuRAN spends significant time and resources educating prospective customers about the features and benefits of its solutions. NuRAN’s sales cycle usually ranges from 3 to 18 months and sales delays could cause its operating results to vary. NuRAN balances this risk by continuously assessing the condition of its sales pipeline and making the appropriate adjustments as far in advance as possible. NuRAN’s strategy also includes a comprehensive program to build and improve relationships with long-standing customers to better understand needs and proactively manage incoming business levels effectively.

Foreign Exchange Risk

NuRAN’s sales are mainly outside Canada and are generally conducted in currencies other than the Canadian dollar, while a majority of its product research and development expenses, customer support costs and administrative expenses are in Canadian dollars. Fluctuations in the value of foreign currencies relative to the Canadian dollar and Cameroon CFA can negatively, or positively, impact NuRAN’s financial results. The company monitors this risk and will enter/consider entering into forward/ derivatives contracts to minimize the exposure.

Outsourcing Risk

NuRAN outsources the manufacture of its products to third parties. If they do not properly manufacture the products or cannot meet the needs in a timely manner, NuRAN may be unable to fulfill its product delivery obligations and its costs may increase, and its revenue and margins could be negatively impacted. The Company’s reliance on third-party manufacturers subjects it to a number of risks, including the absence of guaranteed manufacturing capacity and the inability to control the amount of time and resources devoted to the manufacture of products. To mitigate this dependency, the Company has relationships with two separate manufacturing service providers and maintain contact with additional alternative suppliers in case the primary manufacturing sources should be disrupted.

Competition

NuRAN must contend with strong international competition. Therefore, there are no guarantees that NuRAN can maintain its competitive position. However, its unique mix of products combined with NaaS service delivery, and skilled human resources give it a competitive edge in several markets.

Availability and Cost of Qualified Professionals

The high-technology industry’s strong growth as well as the Company’s move into the NaaS model increased the demand for qualified staff. So far, NuRAN has successfully met its needs for personnel. NuRAN benefits from its location in Quebec City, which gives it access to a large pool of engineering resources but has also pursued hiring internationally. Aware that the satisfaction of its customers is directly tied to the quality of its employees, NuRAN continues to take measures to attract and retain well-qualified professionals from a global talent pool.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Ability to Develop and Expand Mix of Products and Services to Keep Pace with Demand and Technological Trends

NuRAN uses several means to remain on the cutting edge and to meet its customers’ changing needs—steady investments in product development and improvements, business alliances with major industry suppliers and partners, ongoing training of its personnel and occasional business acquisitions that provide it with specific know-how.

Protection of Intellectual Property

To protect its intellectual property, NuRAN relies on a series of patent and trademark laws, provisions respecting trade secrets, confidentiality protection measures, and various contracts. Regardless of all the efforts made to retain and protect its exclusive rights, third parties could attempt to copy aspects of its products or obtain information regarded as exclusive without authorization. There can be no assurance that the measures taken by NuRAN to protect its exclusive rights will be sufficient.

Dependence on Customers

NuRAN is currently dependent on a limited number of customers for the sale of its products and services. If one or several of these customers should cease doing business with NuRAN for any reason or should reduce or defer their current or planned product purchases, NuRAN’s operating results and financial position could be adversely affected.

International Operations Risk

Our international operations are subject to various economic, political and other uncertainties that could adversely affect our business. Over time, as the NaaS business has gained in importance, an increasing proportion of sales are derived outside North America, and economic conditions in the countries and regions in which we operate significantly affect our profitability and growth prospects. The following risks, associated with doing business internationally, could adversely affect our business, financial condition and results of operations:

●	regional or country specific economic downturns;

●	the capacity of the Company to deliver in a technical capacity and to import inventory at a reasonable cost;

●	fluctuations in currency exchange rates;

●	complications in complying with a variety of foreign laws and regulations, including with respect to environmental matters, which may adversely affect our operations and ability to compete effectively in certain jurisdictions or regions;

●	international political and trade issues and tensions;

●	unexpected changes in regulatory requirements, up to and including the risk of nationalization or expropriation by foreign governments;

●	higher tax rates and potentially adverse tax consequences including restrictions on repatriating earnings, adverse tax withholding requirements and double taxation;

●	greater difficulties protecting our intellectual property;

●	increased risk of litigation and other disputes with customers;

●	fluctuations in our operating performance based on our geographic mix of sales;

●	longer payment cycles and difficulty in collecting accounts receivable;

●	costs and difficulties in integrating, staffing and managing international operations, especially in rapidly growing economies;

●	transportation delays and interruptions;

●	natural disasters and the greater difficulty in recovering from them in some of the foreign countries in which we operate;

MANAGEMENT’S DISCUSSION AND ANALYSIS

●	uncertainties arising from local business practices and cultural considerations;

●	customs matter and changes in trade policy, tariff regulations or other trade restrictions; and

●	national and international conflicts, including terrorist acts.

The percentage of our sales occurring outside of North America will increase over time largely due to increased activity in Africa, Central and South America and other emerging markets. The foregoing risks may be particularly acute in emerging markets, where our operations are subject to greater uncertainty due to increased volatility associated with the developing nature of the economic, legal and governmental systems of these countries. If we are unable to successfully manage the risks associated with expanding our global business or to adequately manage operational fluctuations, it could adversely affect our business, financial condition or results of operations.

Gross Margin May Not Be Sustainable

Our level of product gross margins may be adversely affected by numerous factors, including:

●	Changes in customer, geographic, or product mix, including mix of configurations within each product group;

●	Introduction of new products, including products with price-performance advantages;

●	Our ability to reduce production costs;

●	Entry into new markets or growth in lower margin markets, including markets with different pricing and cost structures, through acquisitions or internal development;

●	Increases in material, labor or other manufacturing-related costs, which could be significant especially during periods of supply constraints;

●	Excess inventory and inventory holding charges;

●	Obsolescence charges;

●	Changes in shipment volume;

●	The timing of revenue recognition and revenue deferrals;

●	Increased cost, loss of cost savings or dilution of savings due to changes in component pricing or charges incurred due to inventory holding periods if parts ordering does not correctly anticipate product demand or if the financial health of either contract manufacturers or suppliers deteriorate.

●	Lower than expected benefits from value engineering;

●	Increased price competition, including competitors from Asia, especially from China;

●	Changes in distribution channels;

●	Increased warranty costs;

●	How well we execute on our strategy and operating plans implementing our new NaaS model.

Changes in service gross margin may result from various factors such as changes in the mix between technical support services and advanced services, as well as the timing of technical support service contract initiations and renewals and the addition of personnel and other resources to support higher levels of service business in future periods.

Competition Risks

The markets in which we compete are characterized by rapid change, converging technologies, and a migration to networking and communications solutions that offer relative advantages. These market factors represent a competitive threat to us. We compete with numerous vendors in each product category. The overall number of our competitors providing niche product solutions may increase. Also, the identity and composition of competitors may change as we increase our activity in newer product categories such as data center and collaboration and in our priorities. As we continue to expand globally, we may see new competition in different geographic regions. In particular, we have experienced price-focused competition from competitors in Africa and the U.S., and we anticipate this will continue.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Some of our competitors compete across many of our product lines, while others are primarily focused in a specific product area. Barriers to entry are relatively low, and new ventures to create products that do or could compete with our products are regularly formed. In addition, some of our competitors may have greater resources, including technical and engineering resources, than we do. As we expand into new markets, we will face competition not only from our existing competitors but also from other competitors, including existing companies with strong technological, marketing, and sales positions in those markets. Companies with whom we have strategic alliances in some areas may be competitors in other areas, and in our view this trend may increase. Companies that are strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us.

The principal competitive factors in the markets in which we presently compete and may compete in the future include:

●	The ability to provide a broad range of networking and communications products and services;

●	Product performance;

●	The ability to introduce new products, including products with price-performance advantages;

●	The ability to reduce production costs;

●	The ability to provide value-added features such as security, reliability, and investment protection;

●	Conformance to standards;

●	Market presence;

●	The ability to obtain financing on reasonable terms;

●	Disruptive technology shifts and new business models.

We also face competition from customers to which we license or supply technology and suppliers from which we transfer technology. The inherent nature of networking requires interoperability. As such, we must cooperate and at the same time compete with many companies. Any inability to effectively manage these complicated relationships with customers, suppliers, and strategic alliance partners could have a material adverse effect on our business, operating results, and financial condition and accordingly affect our chances of success. the loss of one or more significant suppliers or a reduction in significant volume from such suppliers

Intellectual Property Risks

We generally rely on patents, copyrights, trademarks, and trade secret laws to establish and maintain proprietary rights in our technology and products. Although we have been issued patents, there can be no assurance that any of these patents or other proprietary rights will not be challenged, invalidated, or circumvented or that our rights will, in fact, provide competitive advantages to us. Furthermore, many key aspects of networking technology are governed by industrywide standards, which are usable by all market entrants. In addition, there can be no assurance that patents will be issued from pending applications or that claims allowed on any patents will be sufficiently broad to protect our technology. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. The outcome of any actions taken in these foreign countries may be different than if such actions were determined under the laws of the United States. Although we are not dependent on any individual patents or group of patents for particular segments of the business for which we compete, if we are unable to protect our proprietary rights to the totality of the features (including aspects of products protected other than by patent rights) in a market, we may find ourselves at a competitive disadvantage to others who need not incur the substantial expense, time, and effort required to create innovative products that have enabled us to be successful.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Third parties, including customers, have in the past and may in the future assert claims or initiate litigation related to exclusive patent, copyright, trademark, and other intellectual property rights to technologies and related standards that are relevant to us. These assertions have increased over time as a result of our growth and the general increase in the pace of patent claims assertions, particularly in the United States. Because of the existence of a large number of patents in the networking field, the secrecy of some pending patents, and the rapid rate of issuance of new patents, it is not economically practical or even possible to determine in advance whether a product or any of its components infringes or will infringe on the patent rights of others. The asserted claims and/or initiated litigation can include claims against us or our manufacturers, suppliers, or customers, alleging infringement of their proprietary rights with respect to our existing or future products or components of those products. Regardless of the merit of these claims, they can be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop a non-infringing technology or enter into license agreements. Where claims are made by customers, resistance even to unmeritorious claims could damage customer relationships. There can be no assurance that licenses will be available on acceptable terms and conditions, if at all, or that our indemnification by our suppliers will be adequate to cover our costs if a claim were brought directly against us or our customers. Furthermore, because of the potential for high court awards that are not necessarily predictable, it is not unusual to find even arguably unmeritorious claims settled for significant amounts. If any infringement or other intellectual property claim made against us by any third party is successful, if we are required to indemnify a customer with respect to a claim against the customer, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results, and financial condition could be materially and adversely affected. Our exposure to risks associated with the use of intellectual property may be increased as a result of acquisitions, as we have a lower level of visibility into the development process with respect to such technology or the care taken to safeguard against infringement risks. Further, in the past, third parties have made infringement and similar claims after we have acquired technology that had not been asserted prior to our acquisition.

Many of our products are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various aspects of these products. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, operating results, and financial condition. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to protect our proprietary rights in our products.